Kenneth L. betts

Partner

(214) 463-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

May 14, 2019

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	American Hospitality Properties REIT, Inc. Draft Offering Statement on Form 1-A Submitted on March 27, 2019 CIK No. 0001759214

Dear Ms. Gorman:

This letter is submitted on behalf of American Hospitality Properties REIT, Inc. (formerly known as American Hospitality Properties Fund IV, Inc.) (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on March 27, 2019 (the “Offering Statement”), as set forth in your letter dated April 19, 2019 addressed to Mr. W.L. “Perch” Nelson, the Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing Amendment No. 2 to the Offering (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to Amendment No. 2. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

DOS/A filed March 27, 2019

Risk Factors

The offering price of our Shares was not established in reliance on a valuation . . . , page 7

1.	We note your disclosure stating "although we evaluate and provide our NAV per Share on a quarterly basis, our NAV per Share may fluctuate daily, so that the NAV per Share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction." Please revise to explain the circumstances under which a transaction might be effected at a price other than published NAV. Please also revise to clarify how investors would be notified of or able to identify variations in NAV per share from the published NAV.

May 14, 2019 Page 2

Response:  In response to the Staff’s comment, the Company has revised the language on page 7 to provide the requested disclosure.

Management Compensation, page 59

2.	We note your disclosure on page 36, stating that you will reimburse the Manager $150,000 of organization and offering expenses upon achieving the minimum investment of $1,000,000, and that the Manager will be reimbursed any such remaining advanced expenses in amounts equal to 2.5% of the gross proceeds of each subsequent closing. Please revise your tabular disclosure to discuss this initial payment of $150,000 upon the initial closing.

Response:  In response to the Staff’s comment, the Company has revised the language on page 60 to provide the requested disclosure.

Exclusive Forum, page 74

3.	We note that your forum selection provision identifies the Circuit Court for Montgomery County, Maryland or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Southern Division, as the exclusive forum for certain litigation, including any "derivative claims." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add related risk factor disclosure. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:  The Company hereby advises the Staff that the Company has determined not to change its jurisdiction of organization to Maryland. IN addition, the Company’s bylaws will not contain any reference to an exclusive forum for litigation.  The Company has revised the disclosure on pages 68-74 to reflect the fact that it is a Delaware corporation.

May 14, 2019 Page 3

Note 2) Significant Accounting Policies
Basis of Presentation, page F-7

4.	We note your response to comment 9. We note your new disclosure elsewhere in the filing that you intend to qualify as a real estate investment trust for U.S. federal income tax purposes. Pursuant to FASB ASC 946-10-15-3 real estate investment trust are scoped out of FASB ASC 946. Please revise your filing as appropriate.

Response:  In response to the Staff’s comment, the Company has revised the language on pages F-7 through F-8 to provide the requested disclosure.

Offering Costs, page F-8

5.	We note your response to comment 10. Since real estate investment trust are scoped out of FASB ASC 946 as noted above, please revise to account for the offering costs under ASC 340-10-S99-1.

Response:  In response to the Staff’s comment, the Company has revised the language on pages F-7 through F-8 to provide the requested disclosure.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact either me at (214) 453-6435 or Mr. Nelson at (214) 750-2967.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:         W.L. “Perch” Nelson

American Hospitality Properties REIT, Inc.